Exhibit 99.1

Canada Goose Announces Voting Results from Annual and Special Meeting of Shareholders

Toronto, ON – August 10, 2026 – Canada Goose Holdings Inc. (NYSE, TSX: GOOS) announced today the voting results from its annual and special meeting of shareholders (the “Meeting”) held on August 7, 2026.

At the Meeting, all the nominees for election as directors listed in the Company’s management information circular dated June 26, 2026, were elected by a majority of the votes cast by shareholders virtually present or represented by proxy at the Meeting. The voting results for each nominee are as follows:

Nominee	Percentage of Votes For	Percentage of Votes Withheld
Michael D. Armstrong	99.95%	0.05%
Jodi Butts	99.94%	0.06%
Maureen Chiquet	98.76%	1.24%
Ryan Cotton	97.43%	2.40%
Jennifer Davis	99.90%	0.10%
John Davison	99.97%	0.03%
Massimo Piombini	99.98%	0.02%
Dani Reiss	97.60%	2.40%
Gary Saage	99.97%	0.03%
Belinda Wong	99.96%	0.04%

Furthermore, Deloitte LLP was reappointed as the Company’s auditor for the ensuing year by a majority of the votes cast by shareholders virtually present or represented by proxy at the Meeting.

In addition, shareholders approved the amendment to the Company’s Omnibus Incentive Plan to replenish and increase the number of subordinate voting shares reserved for issuance thereunder, by a majority of the votes cast by shareholders virtually present or represented by proxy at the Meeting.

The full voting results for the above matters are disclosed in the report on voting results of the Company dated August 10, 2026, available on SEDAR+ at www.sedarplus.ca under the Company’s profile.

About Canada Goose

Canada Goose is dedicated to empowering discovery and pushing boundaries in design, functionality, and style. Inspired by our Canadian heritage, we craft high-performance outerwear, apparel, footwear, and accessories that elevate craftsmanship and embrace individuality. Rooted in resilience and driven by a pioneering spirit, we embolden explorers to thrive in all environments while preserving the planet they roam. For more information, visit www.canadagoose.com.

Contacts

Investors: ir@canadagoose.com

Media: media@canadagoose.com